                      201 N. Harrison St.
              Davenport, IA 52801-1939                                                                                                             Carl G. Schmidt
www.lee.net                                                                                                                                             Vice President, Chief Financial Officer
                                                                             and Treasurer
             (563) 383-2179
             Fax: (563) 327-2600
                                             carl.schmidt@lee.net

February 6, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mr. Justin Dobbie, Legal Branch Chief

Re:          Lee Enterprises, Incorporated
Registration Statement on Form S-3
Filed December 18, 2013, as amended January 21, 2014
File No. 333-192940

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-192940), as amended by Amendment No. 1 on Form S-3/A filed January 21, 2014 (the “Registration Statement”) of Lee Enterprises, Incorporated (the “Company”). The Company respectfully requests that the Registration Statement become effective on February 7, 2014 at 4:00 p.m. Washington, D.C. local time.

The Company acknowledges to the Commission the Company’s responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the Registration Statement. The Company also acknowledges the following:

●
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
February 6, 2014

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Lane & Waterman LLP, by calling C. D. Waterman III at (563) 324-3246.

Thank you for your assistance with this matter.

Very truly yours,

LEE ENTERPRISES, INCORPORATED

By:
Carl G. Schmidt
Vice President, Chief Financial Officer
and Treasurer